                           Filed by HSBC Holdings plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Exchange Act File No.: 001-08198
                           Subject Company: Household International, Inc.


The following press release was issued by HSBC Holdings plc on March 19, 2003:



19 March 2003


                             HOUSEHOLD INTERNATIONAL


The following is extracted from the text of a press release issued today by Household International:

       Household Announces Mailing of Supplemental Proxy Materials to Shareholders; Enters into Consent Order with SEC Without Admitting or Denying Wrongdoing

       Household International, Inc. announced today that it is commencing the distribution of supplemental proxy materials relating to the special meeting of Household shareholders to be held on March 28, 2003 to approve Household's merger with HSBC Holdings plc.

       The supplemental proxy materials explain that, on March 18, 2003, Household agreed to the entry by the SEC of a consent order relating to prior public disclosures that describe certain of Household's restructuring and other account management policies. The SEC's findings in the order, which Household does not admit or deny, include findings that certain prior descriptions of Household's restructuring and other account management policies were incomplete or inaccurate in violation of provisions of the federal securities laws. Under the order, Household has agreed to cease and desist from any further violations of these provisions. The order does not require Household to pay fines or monetary damages. Household will not be restating any of its financial statements.

       The Commission's investigation is continuing as to others. We can not predict the outcome of such investigation at this time. It is our understanding that this concludes the investigation as to the company.

       To provide further clarity on these matters, the supplemental proxy materials being distributed to Household shareholders include a more detailed description of Household's restructuring and other account management policies.

       "We have agreed to the entry of the consent order to resolve the SEC's disclosure concerns relating to Household," stated William F. Aldinger, Chairman and Chief Executive Officer of Household. "We continue to make significant progress towards completing our merger with HSBC, and we remain on track to be able to close the transaction shortly following the receipt of shareholder approvals at the meetings scheduled for 28 March 2003."

HSBC, which has been kept informed by Household of the ongoing enquiries by the US Securities and Exchange Commission ('SEC'), is pleased that the consent order between Household International, Inc. and the SEC relating to Household's disclosures of its restructuring and other account management policies has been reached. The order does not require Household to pay fines or monetary damages. Household will not be restating any of its financial statements.

HSBC remains fully committed to completing the merger with Household subject to the terms and conditions contained in the merger agreement. The extraordinary general meeting of HSBC ordinary shareholders to vote with respect to the merger and related matters is scheduled for 28 March 2003.

Separately, Household had previously disclosed litigation by Household shareholders in relation to the proposed acquisition by way of merger. This litigation was referred to in the circular dated

26 February 2003 despatched to HSBC shareholders. Household has also disclosed in its supplemental proxy materials that the lawyers representing Household shareholders have agreed in principle to settle those shareholders' claims. Under the terms of the merger agreement in certain circumstances HSBC is entitled to a termination fee of US$550 million if the transaction does not close. The settlement in principle provides for HSBC to waive the right to receive US$55 million of that termination fee. The settlement will not result in any payments to Household shareholders. On approval by the court the settlement will preclude any further claims by Household shareholders in relation to the proposed acquisition by way of merger.

The supplemental proxy materials are being filed with the SEC. The supplemental proxy materials give information on both the SEC consent order and the settlement in principle of the litigation by shareholders in relation to the proposed acquisition by way of merger. Copies of this document will be available on the SEC's website, www.sec.gov/edgar.shtml. Copies will also be available on HSBC's and Household's websites, www.hsbc.com and www.household.com respectively.


                                    - ends -

Media contacts:                                     Investor Relations contacts:

London      Richard Beck/Karen Ng                   Pat McGuinness
            Tel: 00 44 (0) 20 7991 0633/0655        Tel: 00 44 (0) 20 7992 1938

New York    Linda Stryker-Luftig                    Ted Ayvas
            Tel: 00 1 212 525 3800                  Tel: 00 1 212 525 6191

Hong Kong   Gareth Hewett                           Gareth Hewett
            Tel: 00 852 2822 4929                   Tel: 00 852 2822 4929


Notes to editors:

HSBC Holdings plc

With over 8,000 offices in 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.